FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14 per cent owned subsidiary of the HSBC Group.

4 August 2008

HANG SENG BANK LIMITED

2008 INTERIM RESULTS - HIGHLIGHTS

  Operating profit up 17.2 per cent to HK$9,112 million (HK$7,773 million for the first half of 2007).

  Operating profit excluding loan impairment charges and other credit risk provisions up 15.5 per cent to HK$9,300 million (HK$8,053 million for the first half of 2007).

  Profit before tax up 3.1 per cent to HK$10,530 million (HK$10,218 million for the first half of 2007), excluding the gain on dilution of strategic investment in the first half of 2007, profit before tax up 20.3 per cent.

  Attributable profit up 2.2 per cent to HK$9,064 million (HK$8,867 million for the first half of 2007), excluding the gain on dilution of strategic investment in the first half of 2007, attributable profit up 22.5 per cent.

  Return on average shareholders' funds of 32.8 per cent (36.6 per cent for the first half of 2007), excluding the gain on dilution of strategic investment in the first half of 2007, return on average shareholders' funds up 2.3 percentage points.

  Assets up 0.3 per cent to HK$747.9 billion (HK$746.0 billion at 31 December 2007).

  Earnings per share up 2.2 per cent to HK$4.74 per share (HK$4.64 per share for the first half of 2007).

  Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2008 (HK$2.20 per share for the first half of 2007).

  Capital adequacy ratio of 13.9 per cent (11.2 per cent at 31 December 2007); core capital ratio of 11.3 per cent (8.4 per cent at 31 December 2007).

  Cost efficiency ratio of 26.3 per cent (26.6 per cent for the first half of 2007).

       The capital adequacy and core capital ratios at 30 June 2008 were calculated in accordance with Basel II – foundation internal ratings-based approach which became effective on 1 January 2008, while those at 31 December 2007 were calculated in accordance with Basel II – standardised approach.

      Within this document, the Hong Kong Special Administrative Region of the People's Republic
      of China has been referred to as 'Hong Kong'.

Hang Seng Bank Limited
__________________________________________________________________________________________

Comment by Raymond K F Ch'ien, Chairman

Hang Seng's 2008 interim results reflect good performance in an increasingly challenging market environment.

Net interest income increased by 23.2 percent, underpinned by good growth in Treasury balance sheet management income, expansion of higher-yield lending and improved loan spreads.

Our wealth management business remained a key driver of growth. We launched innovative investment products and strengthened service delivery channels, which supported increases in the securities and investment fund account bases. Our life insurance business was Hong Kong's number one provider in terms of new annualised premiums during the first quarter of the year.

We expanded and deepened commercial customer relationships to positive effect. Corporate wealth management's contribution to Commercial Banking's total operating income increased to 11.2 per cent. We enjoyed strong growth in average commercial customer deposits and advances in mainland China.

Mainland business increased its contribution to total profit before tax to 9.4 per cent, reflecting progress by Hang Seng Bank (China) Limited ('Hang Seng China') and a big rise in our share of profits from our strategic partner, Industrial Bank Co., Ltd. We took further steps to boost deposits growth, which significantly expanded our lending capacity.

At a bank-wide level, operating profit excluding loan impairment charges and other credit risk provisions rose by 15.5 per cent to HK$9,300 million. Operating profit increased by 17.2 per cent to HK$9,112 million.

Profit attributable to shareholders was up 2.2 per cent at HK$9,064 million compared to the first-half result in 2007, which included a HK$1,465 million one-off dilution gain from our strategic holding in Industrial Bank. Excluding this gain, attributable profit increased by 22.5 per cent. Earnings per share were HK$4.74, compared with HK$4.64 for the same period last year.

Net operating income before loan impairment charges rose by 15.1 per cent to HK$12,620 million, reflecting continued growth across all our core business lines and outpacing the 13.9 per cent rise in operating expenses. This contributed to an improved cost efficiency ratio of 26.3 per cent - 0.3 percentage points better than a year earlier.

Profit before tax was up 3.1 per cent at HK$10,530 million. Excluding the gain on dilution in the first half of 2007, profit before tax rose by 20.3 per cent.

Return on average shareholders' funds was 32.8 per cent, compared with 36.6 per cent (30.5 per cent excluding the dilution gain) for the first half of 2007. Return on average total assets was 2.4 per cent, compared with 2.5 per cent (2.1 per cent excluding the dilution gain) for the same period last year.

On 30 June 2008, our capital adequacy ratio and core capital ratio were 13.9 per cent and 11.3 per cent respectively, as calculated in accordance with the 'foundation internal ratings-based approach' under Basel II.

The Directors have declared a second interim dividend of HK$1.10 per share, payable on 4 September 2008. This brings the total distribution for the first half of 2008 to HK$2.20 per share, the same as in the first half of 2007.

Outlook

Looking ahead, economic growth in Hong Kong and on the Mainland will likely be affected by the US economic slowdown as well as growing inflationary pressures.

The global credit crunch and surging oil prices will continue to exert pressure on major industrialised economies, which may impact activity in Hong Kong's external sector. However, domestic demand remains resilient on the back of the tight employment market and relatively low interest rate environment, pointing to moderate expansion.

Despite the Sichuan earthquake and mounting inflationary pressures, the Mainland is still on track to achieve solid growth this year - exports will face increasing challenges but private consumption is holding up well.

Investments in people, IT and our mainland network have strengthened our operational capabilities and provide a good foundation for the continued development of our business.

We will further leverage our competitive strengths - particularly our strong brand, market leadership position and comprehensive portfolio of products and services - to achieve sustainable growth.

Hang Seng Bank Limited
__________________________________________________________________________________________

Review by Raymond C F Or, Vice-Chairman and Chief Executive

In a less favourable operating environment, Hang Seng made good progress in the first half of 2008, recording income growth across all core customer groups.

We maintained leadership in wealth management by strengthening our retirement planning proposition and using our time-to-market competitive advantage. We rolled out new products to reflect changing investor sentiment, including Hong Kong's first Securities and Futures Commission-authorised mainland China bond fund, a Taiwan index fund and several capital-protected instruments.

We took successful steps to expand higher-yield credit cards and commercial lending.

Treasury achieved impressive growth, reflecting supportive interest rate conditions and further success with income diversification efforts.

Commercial Banking leveraged its strong customer relationship capabilities to record encouraging rises in average customer advances and corporate wealth management business. It also enhanced its 'one-stop' service for customers operating in Hong Kong and on the Mainland.

Corporate Banking developed initiatives to expand non-interest income and capitalised on opportunities for the upward repricing of loans.

Our mainland business recorded good increases in the customer bases and deposits, underpinned by Hang Seng Bank (China) Limited's expanding network of outlets in high-growth regions, the launch of new investment products and strengthened service capabilities.

Customer Groups

With outstanding results achieved last year, Personal Financial Services maintained its good earnings in more challenging market conditions. Profit before tax was HK$5,284 million - a slight increase of 0.1 per cent year on year. Operating profit excluding loan impairment charges dropped by 4.4 per cent to HK$5,141 million.

Excluding Private Banking, Personal Financial Services' profit before tax grew by 5 per cent.

Wealth management business continued to grow, recording a 2.2 per cent rise in income compared with a year earlier to reach HK$3,518 million.

We expanded our range of investment products, enhanced online services, launched new marketing campaigns, and strengthened cross-referral mechanisms. This led to an encouraging increase in our number of investment services customers as well as rises in income from structured product sales, securities-related services and investment fund business.

Following strong growth last year, Private Banking was adversely affected by weak investment sentiment. Refinements to relationship management teams supported a 15.4 per cent increase in the customer base, but customer transactions fell in the more uncertain market conditions, resulting in a 44.5 per cent drop in wealth management income.

Our broad range of retirement planning solutions facilitated a 44.9 per cent rise in net earned life insurance premiums.

Our new enJoy credit card and well-developed card loyalty scheme underpinned encouraging increases in the cards in issue, spending and receivables. Personal loans grew by 39 per cent year on year. Despite strong competition, we maintained our market share for mortgage business, achieving double-digit lending growth.

Commercial Banking's operating profit excluding loan impairment charges grew by 13.3 per cent to HK$1,219 million. Including the share of profits from associates, profit before tax rose by 32.5 per cent to HK$1,703 million.

Our strong relationship management teams and expanding product range drove good growth in the corporate wealth management business, which increased its contribution to Commercial Banking's total operating income by 1.8 percentage points compared with a year earlier to reach 11.2 per cent. Net fee income and trading income rose by 14.9 per cent and 68.9 per cent respectively. The establishment of new teams to serve specific customer segments facilitated a 67.8 per cent increase in investment and treasury income.

Enhanced offerings for retailers, particularly our Octopus card merchant services, helped us grow our number of new commercial customers by 13.5 per cent in the first half of the year.

Commercial Banking teams in Hong Kong stepped up efforts with their mainland and Macau counterparts to provide 'joined-up' services to middle-market enterprises. This contributed to good increases in average customer advances and deposits on the Mainland.

Corporate Banking achieved a 90.1 per cent increase in profit before tax to HK$365 million, underpinned by a 30.4 per cent rise in net interest income as well as lower loan impairment charges. In the tightening credit market, we took good advantage of opportunities to reprice credit facilities. Operating profit excluding loan impairment charges was up 22.5 per cent at HK$365 million.

Treasury achieved an impressive 272.4 per cent increase in operating profit to HK$1,698 million. Profit before tax, including share of profits from associates, rose 247.3 per cent to HK$1,983 million.

Treasury's net interest income grew strongly by HK$1,129 million, or 277.4 per cent, to reach HK$1,536 million. We took further steps to grow income from proprietary trading and customer-driven business by exploring new trading opportunities, strengthening product development capabilities and deepening relationships with customers.

Reduced investor appetite for equities facilitated the successful promotion of foreign exchange and interest rate-linked products and capital-protected investment instruments. Treasury's trading income grew by 80.4 per cent to reach HK$294 million.

Mainland Business

Hang Seng China opened seven sub-branches during the first half of 2008, taking its number of outlets to 30 across nine cities. To support this expansion and drive future growth, its number of full-time equivalent staff rose by 19.6 per cent to 1,312.

The launch of new wealth management products helped us to increase our Prestige Banking mainland customer base by 74 per cent compared with the end of 2007, while the establishment in May of our first commercial sub-branch in ChangAn county in Dongguan is helping us capture new Commercial Banking business. Overall, our number of customers on the Mainland grew by 36 per cent.

Along with increased marketing, improved cross-group referrals and closer collaboration between mainland and Hong Kong teams, this drove a 94.1 per cent increase in deposits compared with last year-end. Lending rose by 14.7 per cent.

Year on year, deposits and advances were up 292.5 per cent and 55 per cent respectively. Total operating income increased by 66.9 per cent.

Profit before tax was up 23.3 per cent, affected in part by investments in expanding the network and headcount as well as a foreign exchange loss on the revaluation of US dollar capital held by Hang Seng China against the renminbi.

Including our share of profits from Industrial Bank, mainland business contributed 9.4 per cent of total profit before tax, compared with 5.9 per cent and 7 per cent in the first and second halves of 2007 respectively.

On 31 January 2008, we signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank - one of the largest city commercial banks in Shandong Province - for a total consideration of RMB800 million. Upon completion of the acquisition, we will strengthen our foothold in the rapidly developing Bohai Economic Rim region.

Looking Ahead

Hang Seng's 2008 interim results reflect our competitive strength in changing market conditions.

We will continue to invest and build on our strength in wealth management, using our comprehensive range of products and services, well-established brand and leading market position as a springboard to achieve continued growth.

We will step up customer acquisitions in the affluent segment by opening more Prestige Banking centres and concentrating on tailor-made wealth management solutions.

We will increase our market share among younger customers by offering convenient, fast and environmentally friendly banking services with a strong emphasis on electronic channels.

We will capitalise on our large base of commercial customers in Hong Kong and growing mainland capabilities to become the bank of choice for Greater China business flows. We will take more steps to 'join up' Hong Kong and mainland Commercial Banking teams to deliver seamless banking services wherever customers do business.

Supported by our strong relationship management structures, we will expand our corporate wealth management business.

In Corporate Banking, we will focus on further income diversification and seek opportunities to improve yields on our loan portfolio.

We will build on the good progress made in developing a more balanced and diversified Treasury income base. We will streamline service delivery, strengthen cross-group cooperation to broaden and deepen product penetration, and further explore emerging opportunities on the Mainland.

Through Hang Seng China, we will pursue new avenues of business to increase our customer base. We will grow our wealth management business and expand our deposit base by opening more outlets in cities with good growth potential, expanding renminbi product offerings and accelerating brand-building initiatives.

By the end of this year, we will have new branches in Tianjin and Kunming and more sub-branches in key cities.

We will capitalise on the synergies created by our strategic partnerships to good effect.

We will remain vigilant in identifying and managing credit risk.

We have established an excellent platform for future expansion. Supported by our strong brand, premium customer service and good market knowledge, we will continue to grow our core businesses, generate increasing value for shareholders and enhance our position as a leading financial institution in Greater China.

Hang Seng Bank Limited
__________________________________________________________________________________________

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') reported an unaudited profit attributable to shareholders of HK$9,064 million for the first half of 2008, a rise of 2.2 per cent over the first half of 2007. Earnings per share were HK$4.74, up HK$0.10 from the first half of 2007. Excluding the dilution gain arising from the bank's strategic investment in Industrial Bank Co., Ltd. ('Industrial Bank') in the first half of 2007, profit attributable to shareholders increased by 22.5 per cent.

- Operating profit excluding loan impairment charges and other credit risk provisions rose by HK$1,247 million, or 15.5 per cent, to HK$9,300 million, a robust performance riding in part on the momentum and record-breaking results achieved last year. This growth reflects a significant rise in net interest income and sustained leadership in wealth management business in less favourable market conditions.

- Net interest income grew by HK$1,556 million, or 23.2 per cent, with an increase of 6.8 per cent in average interest-earning assets. Net interest income also benefited from improved loan spreads and better yields on Treasury balance sheet management portfolios, which outweighed the drop in contribution from net free funds due to the fall in market interest rates. Net interest margin for the first half of 2008 was 2.43 per cent - up 32 basis points compared with the same period last year. Net interest spread improved by 48 basis points to 2.20 per cent while contribution from net free funds declined by 16 basis points to 0.23 per cent.

- Net fees and commissions rose by HK$165 million, or 5.8 per cent, to HK$3,027 million. The group's dedicated efforts to continue expanding fee-based income proved rewarding. Against a backdrop of slower stock market activity due to uncertainty over the global credit crunch and rising crude oil prices, encouraging growth was registered in income from stockbroking and related services (9.5 per cent), sales of retail investment funds (6.2 per cent) and sales of third-party structured investment products (19.3 per cent). Credit card business continued to gain market share in terms of cards in issue, spending and receivables to achieve remarkable income growth of 29.0 per cent. Income from remittances and trade services grew by 17.6 per cent and 5.3 per cent respectively. Private banking investment services fee income fell significantly by 46.8 per cent. The downturn in equities markets resulted in dampened customer appetite for investment and reduced transaction volume exacerbated by declining asset values.

- Trading income  improved by HK$175 million, or 30.0 per cent, to HK$759 million. Foreign exchange income rose by 35.8 per cent, attributable to increased customer activity and good trading opportunities captured by Treasury under the volatile market conditions. This increase was affected by the exchange loss on forward contracts used in 'funding swap' activities in the balance sheet management portfolios and on the revaluation of certain US dollar capital funds - maintained in the bank's mainland subsidiary bank and subject to regulatory controls - against the appreciating renminbi. Excluding these unfavourable factors, foreign exchange income registered remarkable growth of 57.5 per cent. Securities, derivatives and other trading income grew by 17.9 per cent as a result of the group expanding its treasury product portfolio and higher demand for equity-linked investment products.

Hang Seng Bank Limited
__________________________________________________________________________________________

Results summary  (continued)

-  Income  from insurance business, including net earned insurance premiums, net interest income, net fee income and net income from financial instruments designated at fair value, the change in present value of in-force business, and after deducting net insurance claims incurred and movement in policyholders' liabilities, fell by 8.2 per cent to HK$1,009 million. Life insurance business continued to gain market share and was ranked first in Hong Kong in terms of new annualised regular life insurance premiums for the first quarter of 2008. Our expanding range of products - particularly for retirement planning - drove strong growth in new annualised premiums. This underpinned the 44.9 per cent rise in net earned life insurance premiums to HK$6,774 million. Net interest income and fee income from life insurance business grew by 40.1 per cent due to the increase in investment portfolio size. However, investment returns on life insurance funds were adversely affected by the poorly performing global capital markets.

- Net operating income before loan impairment charges and other credit risk provisions  increased by HK$1,653 million, or 15.1 per cent, to HK$12,620 million, reflecting the group's core profitability across a wide range of products and customer segments.

- Operating expenses rose by HK$406 million, or 13.9 per cent, compared with the first half of 2007, driven principally by further investments in mainland network expansion and business development in Hong Kong and on the Mainland. These investments supported growth, with net operating income before loan impairment charges outpacing the increase in costs. This helped the bank to improve its cost efficiency ratio, which fell by 0.3 percentage points to 26.3 per cent. The bank's mainland operations accounted for HK$159 million, or 39.3 per cent, of the increase in operating expenses, reflecting the expansion of the mainland network of our wholly owned banking subsidiary, Hang Seng Bank (China) Ltd ('Hang Seng China'), from 23 to 30 outlets as well as its rise in net headcount from 1,097 to 1,312 during the first half of 2008. Excluding mainland operations, operating expenses increased by 9.1 per cent, due mainly to increased headcount and annual salary increments, as well as rises in rents, IT costs, depreciation and marketing expenses.

- Operating profit  grew by HK$1,339 million, or 17.2 per cent, to HK$9,112 million, after accounting for the HK$92 million reduction in loan impairment charges and other credit risk provisions.

- Profit before tax  was up 3.1 per cent at HK$10,530 million after taking the following items into account:

  a  10.2 per cent fall in gains less losses from financial investments and fixed assets;

  the non-recurrence of the  HK$1,465 million gain on dilution of investment in an associate related to the listing of Industrial Bank in the first half of last year;

  a 13.9 per cent decrease in net surplus on property revaluation; and

  a 114.3 per cent rise in share of profits from associates, mainly contributed by Industrial Bank.

Hang Seng Bank Limited
__________________________________________________________________________________________

Results summary  (continued)

Balance sheet and key ratios

Total assets increased by HK$1.9 billion, or 0.3 per cent, to HK$747.9 billion. Customer advances rose by 9.3 per cent with encouraging growth in commercial lending, trade finance, mainland lending and personal loans. In a competitive operating environment, the bank took good advantage of opportunities to grow its residential mortgage lending in the active property market in the first half of the year. Interbank placing rose 20.8 per cent while investment in money market instruments fell by 24.4 per cent, reflecting a strategy of identifying quality investment opportunities to optimise returns while prudently managing risk. Customer deposits fell marginally by HK$10.5 billion, or 1.8 per cent, to HK$580.1 billion in the low interest rate environment. At 30 June 2008, the advances-to-deposits ratio was 58.1 per cent, compared with 52.2 per cent and 55.7 per cent at the end of December 2007 and June 2007 respectively.

As at 30 June 2008, shareholders' funds (excluding proposed dividends) were HK$53,505 million, an increase of HK$2,785 million, or 5.5 per cent. Retained profits rose by HK$4,485 million, reflecting the increase in attributable profit (excluding first and second interim dividends) for the first half of 2008. The adverse effects of the global credit market upheaval led to a decline in the available-for-sale investments reserve.

The return on average total assets was 2.4 per cent, compared with 2.5 per cent for the first half of 2007. The return on average shareholders' funds was 32.8 per cent (36.6 per cent, or 30.5 per cent excluding the gain on dilution, in the first half of 2007).

On 30 June 2008, the capital adequacy ratio was 13.9 per cent, up from 11.2 per cent at the end of 2007. The core capital ratio was 11.3 per cent, up from 8.4 per cent. The ratios were calculated in accordance with the Banking (Capital) Rules issued by the Hong Kong Monetary Authority ('HKMA') for the implementation of Basel II. In December 2007, the bank obtained the HKMA's approval to adopt the more sophisticated 'foundation internal ratings-based approach' under the Basel II framework to calculate its capital ratios, effective from 1 January 2008. The capital adequacy ratio and core capital ratio at 31 December 2007 were, however, calculated using the 'standardised (credit risk) approach' under the Basel II framework. As there are significant differences between the two approaches, the capital ratios of the two reporting periods are not directly comparable.

The bank maintained a strong liquidity position. The average liquidity ratio for the first half of 2008 was 47.3 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with 52.9 per cent for the first half of 2007.

The cost efficiency ratio for the first half of 2008 was 26.3 per cent, compared with 26.6 per cent for both the first and second halves of 2007.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 4 September 2008 to shareholders on the register of shareholders as of 20 August 2008. Together with the first interim dividend, the total distribution for the first half of 2008 will amount to HK$2.20 per share, the same as in the first half of 2007.

Hang Seng Bank Limited
__________________________________________________________________________________________

Customer group performance

	Personal					Inter-
	Financial	Commercial	Corporate		segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	elimination	Total

Half-year ended
30 June 2008

Net interest income	4,295	1,211	442	1,536	768	__	8,252
Net fee income/(expense)	2,380	547	61	(17)	56	__	3,027
Trading income/(loss)	485	125	8	294	(153)	__	759
Net (loss)/income from
financial instruments
designated at fair value	(1,029)	(1)	__	6	__	__	(1,024)
Dividend income	17	5	__	__	32	__	54
Net earned insurance premiums	6,832	96	2	__	__	__	6,930
Other operating income/(loss)	435	24	__	(1)	67	__	525
Inter-segment income	__	__	__	__	233	(233)	__
Total operating income	13,415	2,007	513	1,818	1,003	(233)	18,523
Net insurance claims
incurred and movement
in policyholders' liabilities	(5,843)	(59)	(1)	__	__	__	(5,903)
Net operating income before
loan impairment charges
and other credit risk
provisions	7,572	1,948	512	1,818	1,003	(233)	12,620
Loan impairment charges
and other credit risk provisions	(86)	(71)	(31)	__	__	__	(188)
Net operating income	7,486	1,877	481	1,818	1,003	(233)	12,432
Total operating expenses	(2,237)	(699)	(143)	(115)	(126)	__	(3,320)
Inter-segment expenses	(194)	(30)	(4)	(5)	__	233	__
Operating profit	5,055	1,148	334	1,698	877	__	9,112
Gains less losses from financial
investments and fixed assets	175	96	31	__	(56)	__	246
Net surplus on property
revaluation	__	__	__	__	229	__	229
Share of profits from associates	54	459	__	285	145	__	943
Profit before tax	5,284	1,703	365	1,983	1,195	__	10,530
Share of profit before tax	50.2%	16.2%	3.5%	18.8%	11.3%	__	100.0%

Operating profit excluding
inter-segment transactions	5,249	1,178	338	1,703	644	__	9,112

Operating profit excluding loan
impairment charges
and other credit risk provisions	5,141	1,219	365	1,698	877	__	9,300

Depreciation/amortisation
included in total operating
expenses	(64)	(11)	(3)	(2)	(148)	__	(228)

At 30 June 2008

Total assets	210,593	93,416	85,595	320,004	38,308	__	747,916
Total liabilities	473,224	96,559	46,288	37,937	38,300	__	692,308
Investments in associates	379	2,412	__	1,923	2,435	__	7,149
Capital expenditure
incurred during the period	203	25	6	2	131	__	367

Hang Seng Bank Limited
__________________________________________________________________________________________

Customer group performance (continued)

	Personal					Inter-
	Financial	Commercial	Corporate			segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	elimination	Total

Half-year ended
30 June 2007

Net interest income	4,142	1,119	339	407	689	__	6,696
Net fee income/(expense)	2,307	476	54	(11)	36	__	2,862
Trading income/(loss)	358	74	4	163	(15)	__	584
Net income/(loss) from
financial instruments
designated at fair value	689	__	__	(3)	__	__	686
Dividend income	6	__	__	__	20	__	26
Net earned insurance premiums	4,741	79	1	__	__	__	4,821
Other operating income	300	25	__	__	72	__	397
Inter-segment income	__	__	__	__	187	(187)	__
Total operating income	12,543	1,773	398	556	989	(187)	16,072
Net insurance claims
incurred and movement
in policyholders' liabilities	(5,061)	(44)	__	__	__	__	(5,105)
Net operating income before
loan impairment charges
and other credit risk
provisions	7,482	1,729	398	556	989	(187)	10,967
Loan impairment charges
and other credit risk provisions	(122)	(45)	(113)	__	__	__	(280)
Net operating income	7,360	1,684	285	556	989	(187)	10,687
Total operating expenses	(1,939)	(636)	(97)	(96)	(146)	__	(2,914)
Inter-segment expenses	(163)	(17)	(3)	(4)	__	187	__
Operating profit	5,258	1,031	185	456	843	__	7,773
Gain on dilution of investment in
associate	__	__	__	__	1,465	__	1,465
Gains less losses from financial
investments and fixed assets	__	__	7	__	267	__	274
Net surplus on property
revaluation	__	__	__	__	266	__	266
Share of profits from associates	20	254	__	115	51	__	440
Profit before tax	5,278	1,285	192	571	2,892	__	10,218
Share of profit before tax	51.7%	12.6%	1.8%	5.6%	28.3%	__	100.0%

Operating profit excluding
inter-segment transactions	5,421	1,048	188	460	656	__	7,773

Operating profit excluding loan
impairment charges and other
credit risk provisions	5,380	1,076	298	456	843	__	8,053

Depreciation/amortisation
included in total operating
expenses	(56)	(8)	(2)	(1)	(113)	__	(180)

At 30 June 2007

Total assets	191,312	74,766	82,688	353,011	39,545	__	741,322
Total liabilities	432,416	93,988	51,983	70,109	39,878	__	688,374
Investments in associates	155	1,951	__	880	2,293	__	5,279
Capital expenditure
incurred during the period	135	43	8	3	29	__	218

Hang Seng Bank Limited
__________________________________________________________________________________________

Customer group performance (continued)

	Personal					Inter-
	Financial	Commercial	Corporate		segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	elimination	Total

Half-year ended
31 December 2007

Net interest income	4,559	1,245	380	905	934	__	8,023
Net fee income/(expense)	3,419	529	55	(14)	35	__	4,024
Trading income/(loss)	728	99	5	305	(42)	__	1,095
Net income from
financial instruments
designated at fair value	1,212	2	__	7	__	__	1,221
Dividend income	8	1	__	__	17	__	26
Net earned insurance premiums	4,778	102	1	__	__	__	4,881
Other operating income/(loss)	243	22	__	(3)	88	__	350
Inter-segment income	__	__	__	__	186	(186)	__
Total operating income	14,947	2,000	441	1,200	1,218	(186)	19,620
Net insurance claims
incurred and movement
in policyholders' liabilities	(5,523)	(48)	(1)	__	__	__	(5,572)
Net operating income before
loan impairment charges
and other credit risk
provisions	9,424	1,952	440	1,200	1,218	(186)	14,048
Loan impairment charges
and other credit risk provisions	(155)	(120)	(21)	__	__	__	(296)
Net operating income	9,269	1,832	419	1,200	1,218	(186)	13,752
Total operating expenses	(2,503)	(801)	(137)	(118)	(177)	__	(3,736)
Inter-segment expenses	(162)	(17)	(3)	(4)	__	186	__
Operating profit	6,604	1,014	279	1,078	1,041	__	10,016
Gains less losses from financial
investments and fixed assets	4	1	4	__	433	__	442
Net surplus on property
revaluation	__	__	__	__	113	__	113
Share of profits from associates	32	401	__	180	69	__	682
Profit before tax	6,640	1,416	283	1,258	1,656	__	11,253
Share of profit before tax	59.0%	12.6%	2.5%	11.2%	14.7%	__	100.0%

Operating profit excluding
inter-segment transactions	6,766	1,031	282	1,082	855	__	10,016

Operating profit excluding loan
impairment charges
and other credit risk provisions	6,759	1,134	300	1,078	1,041	__	10,312

Depreciation/amortisation
included in total operating
expenses	(62)	(13)	(3)	(2)	(121)	__	(201)

At 31 December 2007

Total assets	190,696	80,479	79,419	358,306	37,099	__	745,999
Total liabilities	459,756	100,857	53,373	42,486	33,071	__	689,543
Investments in associates	201	2,520	__	1,138	2,318	__	6,177
Capital expenditure
incurred during the period	91	33	13	__	186	__	323

Hang Seng Bank Limited
__________________________________________________________________________________________

Customer group performance (continued)

Personal Financial Services ('PFS') maintained its year-on-year earnings with a slight increase of 0.1 per cent in profit before tax to HK$5,284 million for the first half of 2008. Operating profit excluding loan impairment charges was down 4.4 per cent at HK$5,141 million.

Excluding Private Banking, Personal Financial Services' profit before tax grew by 5 per cent.

Net interest income recorded moderate growth of 3.7 per cent, supported by stable customer deposit balances.

Non-interest income declined slightly by 1.9 per cent. Wealth management income was negatively affected by the economic slowdown and subsequent market volatility, but insurance was able to maintain its sales momentum. In the first half of 2008, new annualised life insurance premiums exceeded HK$2 billion, underpinning the 44.9 per cent rise in net earned insurance premiums. In the first quarter of the year, the group's life insurance business ranked number one in Hong Kong in terms of new business, with a market share of 16.2 per cent.

Total operating income from unsecured lending recorded significant year-on-year growth of 32.5 per cent as the bank's credit card business continued to gain market share in terms of cards in force, spending and receivables. The launch of a new credit card employing innovative contactless payment technology and a series of promotion campaigns helped drive the number of cards in issue to 1.64 million, representing year-on-year growth of 13.9 per cent. Card receivables grew strongly by 19.3 per cent year on year to reach HK$11.7 billion, attributable mainly to successful card utilisation campaigns and robust consumer spending. Personal lending also registered impressive growth with a 39.0 per cent year-on-year increase in loan balances to HK$3.2 billion.

Residential mortgage business benefited from market anticipation of asset price inflation, achieving double-digit growth in first half of the year. Despite the recent market slowdown, the bank maintained its market share in terms of total mortgage loans outstanding at around 16.0 per cent and secured the number two position in new mortgage loan drawdowns for the first half of 2008.

Commercial Banking ('CMB')  achieved an increase of 13.3 per cent in operating profit excluding loan impairment charges, underpinned by satisfactory growth in net fee income and net trading income. Taking into account the contribution from Industrial Bank, profit before tax rose by 32.5 per cent to HK$1,703 million, representing 16.2 per cent of the group's total profit before tax.

Average customer advances rose by 21.9 per cent as a result of balanced growth in lending to the manufacturing, wholesale and retail and property sectors, and increases in trade finance and factoring. This good growth was partly offset by the narrowing of deposit margins, resulting in a moderate rise of 8.2 per cent in net interest income.

Hang Seng Bank Limited
__________________________________________________________________________________________

Customer group performance (continued)

Driven by concerted efforts to grow corporate wealth management business, net fee income and net trading income reported good growth of 14.9 per cent and 68.9 per cent respectively. Corporate wealth management income contributed 11.2 per cent of CMB's total operating income in the first half of 2008, up 1.8 percentage points compared with the first half of 2007. With the establishment of designated corporate teams to serve the diverse investment needs of different customer segments, investment and treasury income registered robust growth of 67.8 per cent compared with the first half of 2007.

CMB's efforts to offer enhanced services to customers in the retail sector continued to generate positive returns. Net fee income from card merchant-acquiring business achieved strong growth of 10.9 per cent. Octopus card merchant services helped to strengthen the bank's franchise in the small and medium-sized enterprise ('SME') sector, as evidenced by the fact that 70 per cent of Octopus merchants acquired in the first half of 2008 were new customers for the bank. Overall, the number of new commercial customers acquired in the first half of 2008 grew by 13.5 per cent.

CMB continued to strengthen its relationships with middle-market enterprises ('MME'). The collaborative efforts of the Hong Kong, Mainland and Macau teams have put CMB in a better position to provide one-stop banking solutions for MME customers with operations in the Pearl River Delta, Yangtze River Delta and Bohai Economic Rim regions. Average customer deposits and average customer advances on the Mainland registered strong growth of 324.0 per cent and 119.5 per cent respectively. The establishment of Hang Seng China's first commercial banking sub-branch at ChangAn, Dongguan, in June 2008, will help further to extend CMB's catchment area in the region.

At 30 June 2008, over 57,000 customers had registered for Business e-Banking services, an increase of 30.8 per cent compared to the same period in 2007. The number of online business banking transactions grew by 31.7 per cent.

Corporate Banking ('CIB')  achieved an increase of 22.5 per cent in operating profit excluding loan impairment charges, driven largely by satisfactory growth of 30.4 per cent in net interest income. CIB continued to focus on liability-driven business and higher-yield loan transactions. Average customer deposits rose by 16.2 per cent. Average customer advances were up 10.3 per cent, due mainly to increased lending to real estate companies, hotels and investment holding companies. Profit before tax rose strongly by HK$173 million, or 90.1 per cent, to HK$365 million.

CIB remained active in financing mainland projects of Hong Kong-based corporations during 2008 and continued to expand its mainland customer base. Average customer deposits and average customer advances on the Mainland recorded encouraging growth of 354.7 per cent and 32.1 per cent respectively.

Treasury ('TRY')  reported a strong 272.4 per cent growth in operating profit. Profit before tax, taking into account the increase in share of profits from associates, rose by 247.3 per cent to HK$1,983 million, contributing 18.8 per cent to the group's total profit before tax.

Hang Seng Bank Limited
__________________________________________________________________________________________

Customer group performance (continued)

Benefiting from the rate cut cycle in the United States that began in September 2007, the interest margin of balance sheet management portfolios improved significantly. Coupled with good portfolio positioning and a prudent strategy of investing in high quality instruments, net interest income from balance sheet management portfolios registered remarkable growth of HK$1,129 million, or 277.4 per cent. Including the net increase of HK$82 million in funding swap costs (described below) - which were recognised as foreign exchange losses - net interest income rose by HK$1,047 million, or 475.9 per cent.

Trading income reversed its declining trend of 2007 to record growth of HK$131 million, or 80.4 per cent, attributable mainly to foreign exchange and derivative trading activities. This good trading income result was partly offset by the mirror effect of 'funding swap' activities in the balance sheet management portfolios, which reported a loss of HK$269 million in the first six months of 2008. Excluding the impact of such activities, trading income increased by HK$213 million.

 Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Hang Seng Bank Limited
__________________________________________________________________________________________

Mainland business

Headquartered in Shanghai, the bank's mainland subsidiary, Hang Seng China, marked its first anniversary in May 2008. At 30 June 2008, Hang Seng China's network had grown from 23 to 30 outlets since the end of 2007, comprising nine branches and 21 sub-branches operating across nine cities: Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou and Ningbo. The bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen. To support expansion and strengthen sales and marketing capabilities, Hang Seng China's number of full-time equivalent staff increased by 215 to 1,312 in the first half of 2008.

Supported by the robust mainland economy, Hang Seng China capitalised on new opportunities to grow its business by offering a comprehensive range of premium banking services, including renminbi services. Mainland lending grew by 14.7 per cent compared with the end of last year. The launch of full renminbi deposit services for local residents and new investment-linked deposit products contributed to the strong 94.1 per cent increase in customer deposits during the first half of 2008. Year on year, deposits and advances were up 292.5 per cent and 55.0 per cent respectively. Total operating income rose by 66.9 per cent, representing good growth in both interest income and non-interest income.

The combined effects of the cost of network expansion, investment in human resources, a foreign exchange loss on the revaluation of US dollar capital funds held by Hang Seng China against the renminbi, and a decline in loan impairment charges, resulted in a 23.3 per cent increase in profit before tax.

Mainland PFS successfully grew its share of the mass affluent and affluent segments, expanding its customer base by 38 per cent since the end of last year and enjoying particular success with Prestige Banking, which recorded a 74 per cent increase in customers. Leveraging the bank's well-established corporate customer base in Hong Kong, Hang Seng China's CMB and CIB teams collaborated closely with their Hong Kong counterparts to offer 'joined-up' services to customers with operations in Hong Kong and on the Mainland, helping to expand the commercial customer base and renminbi business. TRY continued to manage the funding positions of the branches and launched new structured investment products to meet a wide range of customer needs.

Including the bank's share of profit from Industrial Bank, mainland business contributed 9.4 per cent of total profit before tax, compared with 5.9 per cent and 7.0 per cent for the first and second halves of 2007 respectively.

Hang Seng Bank Limited	Contents
__________________________________________________________________________________________

The financial information in this news release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') for the six months ended 30 June 2008.

           1    Highlights of Results

          2    Chairman's Comment

           4    Chief Executive's Review

          8    Results Summary

        11    Customer Group Performance

        17    Mainland Business

         18    Contents

         20    Consolidated Income Statement

        21    Consolidated Balance Sheet

        22    Consolidated Statement of Recognised Income and Expense

        23    Consolidated Cash Flow Statement

        24    Financial Review

        24    Net interest income

        26    Net fee income

        27    Trading income

        28    Other operating income

        28    Analysis of income from wealth management business

        31    Loan impairment charges and other credit risk provisions

        32    Operating expenses

        33    Gains less losses from financial investments and fixed assets

        33    Gain on dilution of investment in associate

        34    Tax expense

        35    Earnings per share

        35    Dividends per share

        35    Segmental analysis

        38    Cash and balances with banks and other financial institutions

        38    Placings with and advances to banks and other financial institutions

        38    Trading assets

        39    Financial assets designated at fair value

        39    Advances to customers

        40    Loan impairment allowances against advances to customers

        41    Impaired advances and allowances

        42    Overdue advances

        43    Rescheduled advances

        43    Segmental analysis of advances to customers by geographical area

        44    Gross advances to customers by industry sector

        46    Financial investments

        46    Investments in associates

        47    Other assets

        47    Current, savings and other deposit accounts

        48    Certificates of deposit and other debt securities in issue

        48    Trading liabilities

        49    Other liabilities

        49    Subordinated liabilities

        50    Shareholders' funds

        51    Capital resources management

        52    Liquidity ratio

        53    Reconciliation of cash flow statement

        54    Contingent liabilities, commitments and derivatives

        58    Statutory accounts and accounting policies

        58    Comparative figures

        58    Acquisition

        59    Property revaluation

        59    Foreign currency positions

        60    Ultimate holding company

        60    Register of shareholders

        60    Proposed timetable for the remaining 2008 quarterly dividends

        61    Code on corporate governance practices

        61    Board of directors

        61    News release

Hang Seng Bank Limited	Consolidated Income Statement (unaudited)
_________________________________________________________________________________________

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Interest income	13,665	16,318	18,088
Interest expense	(5,413)	(9,622)	(10,065)
Net interest income	8,252	6,696	8,023
Fee income	3,368	3,163	4,519
Fee expense	(341)	(301)	(495)
Net fee income	3,027	2,862	4,024
Trading income	759	584	1,095
Net (loss)/income from
financial instruments designated at fair value	(1,024)	686	1,221
Dividend income	54	26	26
Net earned insurance premiums	6,930	4,821	4,881
Other operating income	525	397	350
Total operating income	18,523	16,072	19,620
Net insurance claims incurred and
movement in policyholders' liabilities	(5,903)	(5,105)	(5,572)
Net operating income before loan
impairment charges and
other credit risk provisions	12,620	10,967	14,048
Loan impairment charges and
other credit risk provisions	(188)	(280)	(296)
Net operating income	12,432	10,687	13,752
Employee compensation and benefits	(1,736)	(1,598)	(1,987)
General and administrative expenses	(1,356)	(1,136)	(1,548)
Depreciation of premises, plant
and equipment	(201)	(169)	(179)
Amortisation of intangible assets	(27)	(11)	(22)
Total operating expenses	(3,320)	(2,914)	(3,736)
Operating profit	9,112	7,773	10,016
Gain on dilution of investment in an associate	__	1,465	__
Gains less losses from financial investments
and fixed assets	246	274	442
Net surplus on property revaluation	229	266	113
Share of profits from associates	943	440	682
Profit before tax	10,530	10,218	11,253
Tax expense	(1,466)	(1,150)	(1,715)
Profit for the period	9,064	9,068	9,538

Profit attributable to shareholders	9,064	8,867	9,375
Profit attributable to minority interests	__	201	163
	9,064	9,068	9,538

Dividends	4,206	4,206	7,839
Earnings per share (in HK$)	4.74	4.64	4.90

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2008	30 June 2007	31 December 2007

Interest income	13,376	15,941	17,760
Interest expense	(4,679)	(8,354)	(8,989)
Net interest income	8,697	7,587	8,771
Net interest income and expense reported as 'Net trading income'	(551)	(938)	(815)
Net interest income and expense reported as 'Net income from
financial instruments designated at fair value'	106	47	67

Hang Seng Bank Limited	Consolidated Balance Sheet (unaudited)
__________________________________________________________________________________________

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Assets
Cash and balances with banks and
other financial institutions	19,755	12,921	16,864
Placings with and advances to banks and
other financial institutions	136,534	94,485	113,029
Trading assets	13,689	9,848	10,390
Financial assets designated at fair value	12,607	9,827	13,892
Derivative financial instruments	6,043	2,348	4,702
Advances to customers	337,157	310,972	308,356
Financial investments	184,654	251,191	244,294
Investments in associates	7,149	5,279	6,177
Investment properties	2,776	2,457	2,581
Premises, plant and equipment	7,487	6,342	6,794
Interest in leasehold land held for own use
under operating lease	558	572	565
Intangible assets	3,297	2,347	2,889
Other assets	16,210	32,733	15,466
	747,916	741,322	745,999

Liabilities
Current, savings and other deposit accounts	535,148	512,450	546,653
Deposits from banks	19,247	57,834	19,736
Trading liabilities	53,767	44,294	48,151
Financial liabilities designated at fair value	1,431	1,473	1,498
Derivative financial instruments	8,882	2,118	4,683
Certificates of deposit and other
debt securities in issue	4,026	7,282	5,685
Other liabilities	17,629	22,123	17,850
Liabilities to customers under
insurance contracts	38,737	27,942	33,089
Deferred tax and current tax liabilities	4,086	3,485	2,844
Subordinated liabilities	9,355	9,373	9,354
	692,308	688,374	689,543

Capital resources
Minority interests	__	1,917	__
Share capital	9,559	9,559	9,559
Retained profits	37,358	32,706	32,873
Other reserves	6,588	6,663	8,288
Proposed dividends	2,103	2,103	5,736
Shareholders' funds	55,608	51,031	56,456
	55,608	52,948	56,456
	747,916	741,322	745,999

Hang Seng Bank Limited	Consolidated Statement of Recognised Income and Expense (unaudited)
__________________________________________________________________________________________

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Unrealised surplus on revaluation of
premises, net of tax	467	218	225
Tax on realisation of revaluation surplus
on disposal of premises	3	10	35
Available-for-sale investments reserve,
net of tax:
- fair value changes taken to equity
-- on debt securities	(1,353)	(524)	95
-- on equity shares	(1,080)	795	1,228
- fair value changes transferred to
income statement:
-- on impairment	67	__	__
-- on hedged items	(20)	73	(254)
-- on disposal	(368)	(247)	(197)
Cash flow hedges reserve, net of tax:
- fair value changes taken to equity	39	(127)	273
- fair value changes transferred to
income statement	(194)	141	77
Actuarial (losses)/gains on
defined benefit plans, net of tax	(423)	369	(1,612)
Exchange differences on translation of
financial statements of overseas
branches, subsidiaries and associates	682	180	347
Effect of decrease in tax rate in
deferred tax balance at 1 January	30	__	__
Net (expense)/income recognised
directly in equity	(2,150)	888	217
Profit for the period	9,064	9,068	9,538
Total recognised income and expense
for the period	6,914	9,956	9,755

Attributable to shareholders	6,914	9,755	9,592
Attributable to minority interests	__	201	163
	6,914	9,956	9,755

Hang Seng Bank Limited	Consolidated Cash Flow Statement (unaudited)
__________________________________________________________________________________________

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2008	2007

Net cash (outflow)/inflow from operating activities	(44,918)	12,376

Cash flows from investing activities

Dividends received from associates	258	195
Purchase of available-for-sale investments	(27,368)	(47,529)
Purchase of held-to-maturity debt securities	(134)	(420)
Proceeds from sale or redemption of
available-for-sale investments	84,669	33,895
Proceeds from redemption of held-to-maturity
debt securities	71	33
Purchase of fixed assets and intangible assets	(367)	(218)
Proceeds from sale of fixed assets and asset held for sale	233	212
Interest received from available-for-sale investments	5,218	4,691
Dividends received from available-for-sale investments	54	10
Net cash inflow/(outflow) from investing activities	62,634	(9,131)

Cash flows from financing activities

Dividends paid	(7,839)	(5,736)
Interest paid for subordinated liabilities	(205)	(212)
Proceeds from subordinated liabilities	__	2,342
Net cash outflow from financing activities	(8,044)	(3,606)

Increase/(decrease) in cash and cash equivalents	9,672	(361)

Cash and cash equivalents at 1 January	113,474	90,275
Effect of foreign exchange rate changes	988	1,197
Cash and cash equivalents at 30 June	124,134	91,111

Hang Seng Bank Limited	Financial Review
__________________________________________________________________________________________

Net interest income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Net interest income/(expense) arising from:
- financial assets and liabilities that are
not at fair value through profit and loss	8,717	7,609	8,795
- trading assets and liabilities	(551)	(938)	(815)
- financial instruments designated
at fair value	86	25	43
	8,252	6,696	8,023

Average interest-earning assets	682,728	639,539	683,042

Net interest spread	2.20%	1.72%	1.95%
Net interest margin	2.43%	2.11%	2.33%

Net interest income rose by HK$1,556 million, or 23.2 per cent, to HK$8,252 million. Average interest-earning assets increased by HK$43.2 billion, or 6.8 per cent, to HK$682.7 billion.

Average customer advances rose 12.7 per cent, with notable increases in mainland loans within regulatory limits, higher yielding card advances and personal loans and trade finance. An active property market boosted average mortgage lending, with strong volume growth more than offsetting the effect of tighter spreads on mortgages in the intensely competitive and low interest rate environment. Overall,  the total loan portfolio contributed HK$529 million to the growth in net interest income.

Deposit products contributed HK$34 million to the increase in net interest income, supported by the 7.8 per cent growth in average customer deposits, mainly low-cost savings balances. Under the low interest rate environment, spreads on time deposits were affected by a lower value of funds as there was little room for reduction on interest rates paid to customers, but this was compensated for the increase in low-cost savings balances.

Treasury balance sheet management income recorded encouraging growth, contributing HK$1,269 million to net interest income. The accrual portfolio benefited from falling US dollar interest rates in the second half of 2007 which led to lower funding costs as well as Treasury's strong positioning for capturing yield enhancement opportunities. The life insurance fund investments portfolio grew by 55.8 per cent, adding HK$173 million.

Despite an increase in the level of net free funds (including non-interest bearing account balances and net shareholders' funds), their contribution to net interest income fell by HK$449 million due to the decline in market interest rates.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Net interest income (continued)

Net interest margin rose by 32 basis points to 2.43 per cent. Net interest spread improved by 48 basis points to 2.20 per cent, benefiting from better yields on Treasury balance sheet management portfolios and improved spreads on lending business. The contribution from net free funds, however, dropped by 16 basis points to 0.23 per cent as a result of the fall in average interest rates. Including the net increase of HK$82 million in funding swap costs - which were recognised as foreign exchange losses under trading income - net interest income increased by HK$1,474 million, or 22.6 per cent, and net interest margin improved by 30 basis points to 2.35 per cent.

Compared with the second half of 2007, net interest income improved by HK$229 million, or 2.9 per cent, with average interest-earning assets maintained at the same level. Net interest margin improved by 10 basis points.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income'. That arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Net interest income	8,697	7,587	8,771
Average interest-earning assets	664,892	620,830	666,107

Net interest spread	2.33%	1.87%	2.08%
Net interest margin	2.63%	2.46%	2.61%

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Net fee income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

- Stockbroking and related services	808	738	1,247
- Retail investment funds	773	728	948
- Structured investment products	297	249	412
- Insurance	54	56	59
- Account services	141	144	140
- Private banking	177	333	667
- Remittances	107	91	102
- Cards	623	483	565
- Credit facilities	60	56	54
- Trade services	199	189	217
- Other	129	96	108
Fee income	3,368	3,163	4,519
Fee expense	(341)	(301)	(495)
	3,027	2,862	4,024

Net fee income rose by HK$165 million, or 5.8 per cent, compared with the first half of 2007, to HK$3,027 million.

With the slowdown of equities markets dampening investment market sentiment in Hong Kong, stockbroking and related services recorded good growth of 9.5 per cent. Income from retail investment funds increased by 6.2 per cent. Income from sales of structured investment products grew by 19.3 per cent, mainly reflecting sales of equity-linked instruments. Private banking investment services fee income was adversely affected, declining by 46.8 per cent, due largely to a lower transaction volume in the less favourable investment environment.

Card services income grew significantly by 29.0 per cent, supported by the 13.9 per cent increase in the number of cards in circulation and the 19.3 per cent rise in cardholder spending year on year. The launch of the enJoy affinity credit card was extremely well received by the market, increasing the number of cards in issue by about 9.0 per cent. Remittance and trade services fees rose by 17.6 per cent and 5.3 per cent respectively.

Compared with the second half of 2007, net fee income declined by HK$997 million, or 24.8 per cent, mainly reflecting dampened sentiment in the investment and stock markets in first half of 2008, compared with the buoyancy of the preceding six months.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Trading income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Trading income:
- foreign exchange	535	394	467
- securities, derivatives and
other trading activities	224	190	628
	759	584	1,095

Trading income rose by HK$175 million, or 30.0 per cent, to HK$759 million, compared with the first half of 2007. The HK$141 million increase in foreign exchange income takes into account two specific items not related to normal foreign exchange trading. First, an exchange loss of HK$269 million was incurred in the first half of 2008 (HK$187 million in first half of 2007) on forward contracts used in 'funding swap' activities in the balance sheet management portfolios. Second, capital funds of Hang Seng China injected in US dollars and pending regulatory approval for conversion into renminbi were recorded at the historical rate. The subsequent revaluation loss on the US dollar funds against the renminbi - amounting to HK$185 million in the first half of 2008 (HK$47 million in first half of 2007) - was recognised as a foreign exchange loss. Excluding these two unfavourable items, normal foreign exchange trading returned excellent results, growing by HK$361 million, or 57.5 per cent, to HK$989 million, reflecting the bank's ability successfully to capture opportunities to expand proprietary trading and customer-driven business.

Income from securities, derivatives and other trading grew by HK$34 million, or 17.9 per cent, attributable to the improvement in trading results and the profit earned on equity-linked structured products.

Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Other operating income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Rental income from
investment properties	66	72	67
Movement in present value
of in-force long-term
insurance business	363	207	190
Other	96	118	93
	525	397	350

Analysis of income from wealth management business

Half-year ended		Half-year ended	Half-year ended
30 June		30 June	31 December
Figures in HK$m	2008	2007	2007

Investment income:
- retail investment funds	773	728	948
- structured investment products	689	511	981
- private banking	187	337	672
- securities broking and related services	808	738	1,247
- margin trading and others	52	30	48
	2,509	2,344	3,896
Insurance income:
- life insurance	862	943	1,112
- general insurance and others	147	156	192
	1,009	1,099	1,304
Total	3,518	3,443	5,200

     Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management business continued to make a major contribution to the Bank's income. Leveraging its comprehensive portfolio of products and services, strong brand and leading market position, the bank continued to grow wealth management income in the first half, recording a rise of 2.2 per cent to HK$3,518 million in turbulent market conditions.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Analysis of income from wealth management business  (continued)

Investment services income increased by 7.0 per cent, reflecting stable growth in securities broking and related services, retail investment funds and investment products, although this was partly offset by the decline in private banking income. Insurance income fell by 8.2 per cent, affected primarily by the investment loss on life insurance funds created by the slump in equities markets.

Against a backdrop of depressed investment activity, the bank issued and launched a wide variety of investment funds to meet the changing risk appetites of investors. These included funds from both Hang Seng Investment Management and third-party providers. The timely rollout of Hong Kong's first Securities and Futures Commission-authorised mainland China bond fund to capture emerging market opportunities reflects the bank's efforts to enhance its product range to meet customer needs. Funds under management (excluding private banking) declined by 12.4 per cent to HK$71.8 billion compared with 2007 year-end, affected mainly by fund revaluation losses resulting from the volatile financial market conditions. Compared with the first half of 2007, investment fund income (including sales commissions and management fees) recorded steady growth of 6.2 per cent to HK$773 million.

Throughout the first half, equities markets remained difficult and market value declined. The bank continued to make progress in distributing competitive structured products packaged by both Hang Seng and third-party providers to broaden the range of investment options available to customers and offer yield enhancement. This proved a successful strategy, with structured investment product income registering a 34.8 per cent rise, related mainly to sales of equity-linked instruments.

With its enhanced business platform and effective e-service trading channels, the bank continued to capture more business opportunities and grew its number of securities accounts by 14.1 per cent year on year. Stockbroking and related service income increased by 9.5 per cent to HK$808 million.

Private banking business entered a period of consolidation, with the turbulent stock market leading to fewer customers' transactions and a 44.5 per cent decline in wealth management income in the first half of the year. Moving forward, the bank will work to expand its business by strengthening its relationship management team, enhancing investment services support and implementing a variety of wealth management initiatives that will ensure it can better exploit medium and long-term business opportunities. Private banking's customer base grew slightly by 15.4 per cent. Assets under management declined by 10.5 per cent due mainly to the volatile financial market conditions.

Life insurance fell by HK$81 million, or 8.6 per cent, to HK$862 million (analysed in the table below). Despite poor investment sentiment in the market, the bank was able to sustain robust growth in bancassurance. Its life insurance business ranked number one in Hong Kong in terms of new annualised premiums in the first quarter of 2008 and net earned insurance premium income grew by 44.9 per cent in the first half. A number of marketing campaigns were launched to support sales of insurance products and boost the savings insurance and health protection products which contributed to insurance's phenomenal success in the first half of 2008. Investment returns were adversely affected by the slowdown in the financial markets, recording a loss of HK$1,030 million compared with a profit of HK$689 million for the same period last year. The increase in movement in policyholders' liabilities was largely in line with the increase in premium income.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Analysis of income from wealth management business  (continued)

General insurance income fell by 5.8 per cent to HK$147 million.

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Life insurance:
- net interest income and fee income	601	429	514
- investment returns on life insurance
funds	(1,030)	689	1,214
- net earned insurance premiums	6,774	4,676	4,718
- claims, benefits and surrenders paid	(825)	(618)	(667)
- movement in policyholders' liabilities	(5,030)	(4,445)	(4,870)
- reinsurers' share of claims incurred and
movement in policyholders' liabilities	9	5	13
- movement in present value of in-force
long-term insurance business	363	207	190
	862	943	1,112
General insurance and others	147	156	192
Total	1,009	1,099	1,304

 Including premium and investment reserves

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Loan impairment charges and other credit risk provisions

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Loan impairment charges:
- individually assessed	(56)	(137)	(113)
- collectively assessed	(132)	(143)	(183)
	(188)	(280)	(296)
Of which:
- new and additional	(278)	(349)	(353)
- releases	60	40	24
- recoveries	30	29	33
	(188)	(280)	(296)

Loan impairment charges and other
credit risk provisions	(188)	(280)	(296)

Loan impairment charges and other credit risk provisions were lower - falling by HK$92 million, or 32.9 per cent, to HK$188 million. There was a reduction in individually assessed provisions due to lower provisions made for commercial banking loans and a net release in respect of the mortgage portfolio.

Under collectively assessed charges, a HK$150 million charge was made on the card and personal loan portfolio, representing a rise of 48.5 per cent over the first half of 2007, related partly to the 5.3 per cent growth of this portfolio. The delinquency rate and level of loan losses continued to be satisfactory. A release of HK$18 million was made on advances not identified individually as impaired, compared with a charge of HK$42 million made in the first half of 2007. This reflects the update of historical loss rates and loan balances for the first half of 2008.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Operating expenses

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Employee compensation and benefits:
- salaries and other costs	1,351	1,171	1,272
- performance-related pay	301	405	690
- retirement benefit costs	84	22	25
	1,736	1,598	1,987
General and administrative expenses:
- rental expenses	203	170	209
- other premises and equipment	422	363	457
- marketing and advertising expenses	242	225	376
- other operating expenses	489	378	506
	1,356	1,136	1,548
Depreciation of business premises
and equipment	201	169	179
Amortisation of intangible assets	27	11	22
	3,320	2,914	3,736

Cost efficiency ratio	26.3%	26.6%	26.6%

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Employee compensation and benefits:
- salaries and other costs	1,351	1,171	1,272
- performance-related pay	301	405	690
- retirement benefit costs	84	22	25
	1,736	1,598	1,987
General and administrative expenses:
- rental expenses	203	170	209
- other premises and equipment	422	363	457
- marketing and advertising expenses	242	225	376
- other operating expenses	489	378	506
	1,356	1,136	1,548
Depreciation of business premises
and equipment	201	169	179
Amortisation of intangible assets	27	11	22
	3,320	2,914	3,736

Cost efficiency ratio	26.3%	26.6%	26.6%

	At 30 June	At 30 June	At 31 December
Staff numbers by region	2008	2007	2007
Hong Kong	8,240	7,724	8,033
Mainland	1,312	843	1,097
Others	58	58	60
Total	9,610	8,625	9,190

 Full-time equivalent

Operating expenses rose by HK$406 million, or 13.9 per cent, compared with the first half of 2007. Employee compensation and benefits increased by HK$138 million, or 8.6 per cent. Of this amount, salaries and other costs increased by 15.4 per cent, reflecting the increase in headcount and annual salary increment. Performance-related pay expenses were lower while retirement benefit costs increased due to the change in actuarial assumption made on the expected rate of salary increase at the end of last year. General and administrative expenses increased by 19.4 per cent due to rising rental expenses, IT costs and marketing expenses. Rental expenses rose due to increased rents for branches in Hong Kong as well as new branches on the Mainland and the bank's large office premises in Kowloon Bay. Depreciation charges rose by 18.9 per cent, due mainly to the acquisition of equipment, fixtures and fittings for the Kowloon Bay office and the bank's Head Office in Central. Business expansion by Hang Seng China - which grew its network from 23 to 30 outlets and its full-time equivalent staff from 1,097 to 1,312 during the first half of 2008 - also contributed to the increase in operating expenses.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Operating expenses (continued)

The group's number of full-time equivalent staff rose by 420 compared with 2007 year-end. In Hong Kong, the expansion of CMB's relationship management and wealth management teams as well as IT systems development needs saw headcount grow by 207, accounting for 49.3 per cent of the total rise in staff number since the beginning of the year. New hires to support Hang Seng China's mainland expansion accounted for the remaining increase.

The cost efficiency ratio for the first half of  2008 was 26.3 per cent, compared with 26.6 per cent for the first and second halves of 2007.

Gains less losses from financial investments and fixed assets

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Net gains from disposal of
available-for-sale equity securities	369	248	201

Impairment of available-for-sale equity securities	(118)	__	__
Gains less losses on disposal of
investment properties	__	20	188

Gains less losses on disposal of
fixed assets	(5)	6	53
	246	274	442

Gains less losses from financial investments and fixed assets amounted to HK$246 million, a decrease of HK$28 million compared with the first half of 2007. Net gains from the disposal of available-for-sale equity securities increased by HK$121 million, or 48.8 per cent, comprised mainly of profit realised from the partial disposal of shares held in MasterCard Inc and the redemption of shares in Visa Inc following its IPO early this year. In accordance with the accounting standard, the significant and in some cases, prolonged decline in global equity markets led to an impairment charge of HK$118 million being made for certain available-for-sale equity securities acquired in recent years.

Gain on dilution of investment in associate

In the first half of 2007, the group recorded a dilution gain of HK$1,465 million resulting from its investment in Industrial Bank Co., Ltd. No such gain was made in the first half of 2008.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Tax expense

Taxation in the consolidated income statement represents:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2008	2007	2007

Current tax - provision for
Hong Kong profits tax
Tax for the period	1,447	1,218	1,694
Adjustment in respect of
prior periods	(13)	(141)	__

Current tax - taxation outside
Hong Kong
Tax for the period	5	28	1

Deferred tax
Origination and reversal of
temporary differences	75	45	20
Effect of decrease in tax rate
on deferred tax balances
at 1 January	(48)	__	__
Total tax expenses	1,466	1,150	1,715

The current tax provision is based on the estimated assessable profit for the first half of 2008, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5 per cent (17.5 per cent in 2007). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Earnings per share

The calculation of earnings per share for the first half of 2008 is based on earnings of HK$9,064 million (HK$8,867 million and HK$9,375 million for the first and second halves of 2007 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2007).

Dividends per share

	Half-year ended		Half-year ended		Half-year ended
		30 June	30 June		31 December
		2008	2007		2007
	HK$	HK$m	HK$	HK$m	HK$	HK$m
	per share		per share		per share

First interim	1.10	2,103	1.10	2,103	__	__
Second interim	1.10	2,103	1.10	2,103	__	__
Third interim	__	__	__	__	1.10	2,103
Fourth interim	__	__	__	__	3.00	5,736
	2.20	4,206	2.20	4,206	4.10	7,839

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the g
roup in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a)
    By customer group

The g
roup's
 business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the g
roup and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Segmental analysis
(continued)

(a)
    By customer group
(continued)

Profit before tax contributed by the customer groups for the periods stated is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on page 11.

	Personal
	Financial	Commercial	Corporate
Figures in HK$m	Services	Banking	Banking	Treasury	Other	Total

Half-year ended 30 June 2008

Profit before tax	5,284	1,703	365	1,983	1,195	10,530
Share of profit before tax	50.2%	16.2%	3.5%	18.8%	11.3%	100.0%

Half-year ended 30 June 2007

Profit before tax	5,278	1,285	192	571	2,892	10,218
Share of profit before tax	51.7%	12.6%	1.8%	5.6%	28.3%	100.0%

Half-year ended 31 December 2007

Profit before tax	6,640	1,416	283	1,258	1,656	11,253
Share of profit before tax	59.0%	12.6%	2.5%	11.2%	14.7%	100.0%

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Segmental analysis
(continued)

(b)
    By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary co mpanies or, in the case of the b
ank itself, by the location of the branches responsible for reporting the results or advancing the funds.

			Mainland
Figures in HK$m	Hong Kong	Americas	and other	Total

Half-year ended 30 June 2008

Income and expense
Total operating income	16,789	1,296	438	18,523
Profit before tax	8,410	1,273	847	10,530
Capital expenditure incurred	313	__	54	367

At 30 June 2008

Total assets	620,326	74,177	53,413	747,916
Total liabilities	658,663	3,453	30,192	692,308
Contingent liabilities and commitments	207,082	__	12,417	219,499

Half-year ended 30 June 2007

Income and expense
Total operating income	15,001	794	277	16,072
Profit before tax	7,547	776	1,895	10,218
Capital expenditure incurred	181	__	37	218

At 30 June 2007

Total assets	639,154	67,972	34,196	741,322
Total liabilities	668,243	3,886	16,245	688,374
Contingent liabilities and commitments	176,613	__	13,218	189,831

Half-year ended 31 December 2007

Income and expense
Total operating income	18,258	988	374	19,620
Profit before tax	9,603	972	678	11,253
Capital expenditure incurred	251	__	72	323

At 31 December 2007

Total assets	630,989	71,082	43,928	745,999
Total liabilities	663,333	4,020	22,190	689,543
Contingent liabilities and commitments	200,462	__	15,007	215,469

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Cash and balances with banks and other financial institutions

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Cash in hand	3,099	4,626	3,308
Balances with central banks	2,049	562	6,004
Balances with banks and
other financial institutions	14,607	7,733	7,552
	19,755	12,921	16,864

Placings with and advances to banks and other financial institutions

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Placing with and advances to banks and other financial institutions
maturing within one month	99,200	73,931	93,370
Placings with and advances to banks and other financial institutions
maturing after one month	37,334	20,554	19,659
	136,534	94,485	113,029

Trading assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Treasury bills	6,732	4,566	6,303
Certificates of deposit	__	61	__
Other debt securities	5,413	4,870	4,058
Debt securities	12,145	9,497	10,361
Equity shares	6	14	2
Total trading securities	12,151	9,511	10,363
Other &#61527;	1,538	337	27
Total trading assets	13,689	9,848	10,390

&#61527;

This represents amount receivable from counterparties on trading transactions not yet settled.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Financial assets designated at fair value

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Certificates of deposit	190	198	52
Other debt securities	9,813	4,521	7,860
Debt securities	10,003	4,719	7,912
Equity shares	2,604	5,108	5,980
	12,607	9,827	13,892

Advances to customers

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Gross advances to customers	338,202	311,952	309,409
Less:
Loan impairment allowances:
- individually assessed	(415)	(408)	(417)
- collectively assessed	(630)	(572)	(636)
	337,157	310,972	308,356

Included in advances to customers are:
- trade bills	3,676	3,491	3,690
- loan impairment allowances	(12)	(17)	(14)
	3,664	3,474	3,676

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Loan impairment allowances against advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2008	417	636	1,053
Amounts written off	(64)	(157)	(221)
Recoveries of advances
written off in previous years	11	19	30
New impairment allowances
charged to income statement	109	169	278
Impairment allowances released
to income statement	(53)	(37)	(90)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(5)	__	(5)
At 30 June 2008	415	630	1,045

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June	At 30 June	At 31 December
	2008	2007	2007
	%	%	%

Loan impairment allowances:
- individually assessed	0.12	0.13	0.13
- collectively assessed	0.19	0.18	0.21
Total loan impairment allowances	0.31	0.31	0.34

Total loan impairment allowances as a percentage of gross advances to customers was 0.31 per cent at 30 June 2008, 0.03 percentage points
lower than at the end of 2007. Individually assessed allowances as a percentage of gross advances fell by 0.01 percentage points
to 0.12 per cent, reflecting recoveries from doubtful accounts and the writing off of irrecoverable balances against impairment allowances
. The percentage of collectively assessed allowances decreased by 0.02 percentage points
to
 0.19 per cent, due mainly to the release in impairment allowances made on advances not identified as impaired as a result of the update of the historical loss rates and loan balances used for the first half of 2008
.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Impaired advances and allowances

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Gross impaired advances	1,391	1,432	1,261
Individually assessed allowances	(415)	(408)	(417)
	976	1,024	844

Individually assessed allowances
as a percentage of
gross impaired advances	29.8%	28.5%	33.1%

Gross impaired advances
as a percentage of gross
advances to customers	0.4%	0.5%	0.4%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired advances rose by HK$130 million, or 10.3 per cent, to HK$1,391 million,
mainly
due to the downgrade of
certain commercial banking accounts

which is partly offset by the
write-off of irrecoverable balances against impairment all
owances and customer repayments
.

Same as the
end of 200
7,
gross impaired advances as a percentage of gross advances to customers stayed at 0.4 per cent.

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Gross individually assessed
impaired advances	1,300	1,366	1,183
Individually assessed allowances	(415)	(408)	(417)
	885	958	766

Gross individually assessed
impaired advances
as a percentage of
gross advances to customers	0.4%	0.4%	0.4%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired advances to customers	848	922	754

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Impaired advances and allowances

(continued)

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance was included
.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2008		2007		2007
	HK$m	%	HK$m	%	HK$m	%

Gross advances to customers
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months
but not more than six months	217	0.1	472	0.1	329	0.1
- more than six months
but not more than one year	164	__	178	0.1	312	0.1
- more than one year	336	0.1	173	0.1	112	__
	717	0.2	823	0.3	753	0.2

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances fell by 4.8 per cent to HK$717 million at 30 June 2008. Overdue advances as a percentage of gross advances to customers stood at 0.2 per cent, the same as at the end of 2007.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2008		2007		2007
	HK$m	%	HK$m	%	HK$m	%
Rescheduled advances
to customers	272	0.1	343	0.1	352	0.1

Rescheduled advances are those advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are repor ted as overdue advances (page 42
).

Rescheduled advances decreased by HK$80 million, or 22.7 per cent, to HK$272 million at 30 June 2008, representing 0.1 per cent of gross advances to customers (unchanged from the previous year-end).

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 30 June 2008, about 90 per cent (over 90 per cent at 30 June 2007 and 31 December 2007) of the
g
roup's advances to customers, including related impaired advances and overdue advances, were classified under
Hong Kong
. There was no geographical segment other than
Hong Kong
 to which the
b
ank's advances to customers is not less than 10 per cent of the total loans and advances.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

	At 30 June	At 30 June	At 31 December
	2008	2007	2007
Figures in HK$m

Gross advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	20,658	17,855	20,431
Property investment	62,251	51,461	54,676
Financial concerns	2,468	1,917	3,232
Stockbrokers	313	7,976	524
Wholesale and retail trade	6,875	6,084	6,034
Manufacturing	13,767	8,098	8,311
Transport and transport equipment	8,837	9,431	9,368
Recreational activities	235	211	218
Information technology	1,051	911	913
Other	20,380	39,822	21,396
	136,835	143,766	125,103
Individuals
Advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	17,934	19,126	18,437
Advances for the purchase of other
residential properties	94,792	82,983	85,923
Credit card advances	11,685	9,804	11,354
Other	13,698	8,970	13,155
	138,109	120,883	128,869
Total gross advances for
use in Hong Kong	274,944	264,649	253,972
Trade finance	25,206	21,988	22,995
Gross advances for
use outside Hong Kong	38,052	25,315	32,442
Gross advances to customers	338,202	311,952	309,409

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Gross advances to customers by industry sector
(continued)

Gross advances to customers rose by HK$28.8 billion, or 9.3 per cent, to HK$338.2 billion compared with the previous year-end.

New financing for CIB customers was active, reflecting strong growth in property investment lending to keep stride with the buoyant property market. Lending to the manufacturing industry and wholesale and retail sector grew by 65.6 per cent and 13.9 per cent respectively. Advances to the financial concerns and stockbrokers sectors fell by 23.6 per cent and 40.3 per cent respectively. Lending to the 'Other' sector fell by 4.7 per cent, due mainly to the decrease in advances to non-stockbroking companies.

Trade finance recorded satisfactory growth of 9.6 per cent, reflecting CMB's achievements in broadening its range of product and service offerings for small and medium-sized enterprise ('SME') customers. CMB also enlarged its servicing teams and expanded deliv ery channels to strengthen the b
ank's position as the preferred bank for SMEs in
Hong Kong
.

Lending to individuals recorded a rise of 7.2 per cent. Excluding the fall in Government Home Ownership Scheme ('GHOS') mortgages, lending to individ uals grew by 8.8 per cent. The b
ank enhanced its straight-through application
capabilities available
 via its comprehensive e-mortgage channel and offered consultancy services to deliver personalised home-financing solutions.
Supported by
these efforts, residential mortgage lending to individuals
 rose by 10.3 per cent and the b
ank maintained its position as one of the market leaders in an intensely competitive sector. Mortgages under the GHOS fell at a slower pace of 2.7 per cent due to new loan drawdowns following the Housing Authority's re-launch of GHOS flat sales in early 2007.

Sustained strong consumer spending saw card advances grow by 2.9 per cent, supported by a rise of 7.9 per cent in the number of cards in issue and a 19.3 per cent increase in cardholder spending. Lending to the 'Other' sector - mainly personal loans and overdrafts - increased by 4.1 per cent, due in part to a series of successful promotional initiatives.

Loans for use outside
Hong Kong
 increased by HK$5,610 million, or 17.3 per cent, compared with the end of 2007. This was due largely to the 14.7 per cent expansion of
m
ainland loan portfolios, which reached HK$29.8 billion. Strong growth was recorded in corporate lending, driven by renminbi loans. Trade finance
o
n
the M
ainland rose significantly by 55.5 per cent, benefiting from the
b
ank's strong capabilities and experience, premium services, and broad customer base in the Pearl River Delta region. Residential mortgage business grew by 4.7 per cent.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Financial investments

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Available-for-sale at fair value:
- debt securities	156,464	230,075	220,998
- equity shares	2,987	2,802	4,299
Held-to-maturity debt securities
at amortised cost	25,203	18,314	18,997
	184,654	251,191	244,294

Fair value of held-to-maturity debt securities	24,720	17,556	19,526

Treasury bills	3,796	3,629	3,089
Certificates of deposit	21,694	25,635	30,247
Other debt securities	156,177	219,125	206,659
Debt securities	181,667	248,389	239,995
Equity shares	2,987	2,802	4,299
	184,654	251,191	244,294

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Financial investments fell by HK$59,640 million, or 24.4 per cent, against last year-end, due mainly to the shift of funds from money market instruments to the interbank market in light of continued volatility in the credit market
. At 30 June 2008, about 92 per cent of the Group's financial investments were assigned with
grade A or above

by rating agencies. The Group did not h
old
 any sub
-
prime related assets such as collaterali
s
ed debt obligations, mortgages and asset
-
backed securities
, and

structured investment vehicles
 at 30 June 2008
.

Investments in associates

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Share of net assets	6,848	5,007	5,894
Goodwill	301	272	283
	7,149	5,279	6,177

Investment
s
 in associates increased by HK$972 million, mai
nly due to the increase in the b
ank's share of net assets of
Industrial Bank Co., Ltd.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Other assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Items in the course of collection
from other banks	6,856	21,350	6,193
Prepayments and accrued income	3,072	3,990	4,433
Deferred tax assets	5	1	1
Assets held for sale
- Repossessed assets	99	111	116
- Other assets held for sale	62	915	83
Acceptances and endorsements	3,834	3,237	3,294
Retirement benefit assets	88	1,366	109
Other accounts	2,194	1,763	1,237
	16,210	32,733	15,466

Current, savings and other deposit accounts

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Current, savings and
other deposit accounts:
- as stated in consolidated balance
sheet	535,148	512,450	546,653
- structured deposits reported as
trading liabilities	31,067	27,571	24,162
	566,215	540,021	570,815
By type:
- demand and current accounts	37,674	36,555	34,130
- savings accounts	259,058	227,101	254,976
- time and other deposits	269,483	276,365	281,709
	566,215	540,021	570,815

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Certificates of deposit and other debt securities in issue

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated balance
sheet	4,026	7,282	5,685
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	9,867	11,116	14,087
	13,893	18,398	19,772

By type:
- certificates of deposit in issue	4,660	13,504	9,212
- other debt securities in issue	9,233	4,894	10,560
	13,893	18,398	19,772

Customer deposits and certificates of deposit and other debt securities in issue fell by 1.8 per cent to HK$580.1 billion, with notable reductions
in time deposits, structured certificates of deposit and other debt securities in issue. Structured deposits, however, recorded an increase of
 28.6 per cent, reflecting the b
ank's efforts to broaden the range of investment options and yield enhancement products available to meet the
diverse needs
 of its customers
.

In tandem with the expanding scope of renminbi banking services offered by Hang Seng
China
, deposits from m
ainland branches registered
 very strong
 growth of 94.1 per cent. Hang Seng
China
 will continue to expand its number of outlets and provide premium customer service and comprehensive renminbi services to grow its customer base. In order to further grow personal banking and wealth management business, a variety of investment-linked deposit products are being offered to customers on the Mainland.

Trading liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Structured certificates of deposit and
other debt securities in issue	9,867	11,116	14,087
Structured deposits	31,067	27,571	24,162
Short positions in securities and other	12,833	5,607	9,902
	53,767	44,294	48,151

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Other liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Items in the course of transmission
to other banks	7,951	13,332	8,407
Accruals	2,775	2,805	3,836
Acceptances and endorsements	3,834	3,237	3,294
Retirement benefit liabilities	1,098	__	633
Other	1,971	2,749	1,680
	17,629	22,123	17,850

Subordinated liabilities

		At 30 June	At 30 June	At 31 December
Figures in HK$m		200 8	2007	2007

Nominal value	Description

Amount owed to third parties

HK$1,500 million	Callable floating rate
	subordinated notes
	due June 2015	1,497	1,496	1,497

HK$1,000 million	4.125 per cent callable
	fixed rate subordinated
	notes due June 2015	979	969	989

US$450 million	Callable floating rate
	subordinated notes
	due July 2016	3,498	3,503	3,497

US$300 million	Callable floating rate
	subordinated notes
	due July 2017	2,332	2,342	2,332

Amount owed to HSBC Group undertakings

US$260 million	Callable floating rate
	subordinated loan debt
	due December 2015	2,028	2,032	2,028
		10,334	10,342	10,343
Representing:
- measured at amortised cost		9,355	9,373	9,354
- designated at fair value		979	969	989
		10,334	10,342	10,343

Hang Seng Bank Limited		Financial Review (continued)
__________________________________________________________________________________________

Subordinated liabilities

(continued)

There was no subordinated debt issued during the first half of 2008. The outstanding subordinated notes, which qualify as supplement ary capital, serve to help the b
ank maintain a more balanced capital structure and support business growth.

Shareholders' funds

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Share capital	9,559	9,559	9,559
Retained profits	37,358	32,706	32,873
Premises revaluation reserve	4,094	3,621	3,639
Cash flow hedges reserve	(11)	(206)	144
Available-for-sale investment s reserve
- on debt securities	(2,214)	(575)	(841)
- on equity securities	1,352	1,595	2,733
Capital redemption reserve	99	99	99
Other reserves	3,268	2,129	2,514
Total reserves	43,946	39,369	41,161
	53,505	48,928	50,720
Proposed dividends	2,103	2,103	5,736
Shareholders' funds	55,608	51,031	56,456

Return on average shareholders' funds	32.8%	36.6%	34.3%

Shareholders' funds (excluding proposed dividends) grew by HK$2,785 million, or 5.5 per cent, to HK$53,505 million at 30 June 2008. Retained profits rose by HK$4,485 million, mainly reflecting the growth in attributable profit (excluding first and second interim dividends) during the period. The premises revaluation reserve increased by HK$455 million on the back of the strong property market
. The available-for-sale investments reserve on debt securities showed a deficit of HK$2,214 million compared with a deficit of HK$841 million at last year-end, reflecting the significant widening of credit spreads due to continued credit market disruption. During the period, the Group has assessed that there are no objective indications that the debt securities have suffered any
impairment
,
 and
thus,
no im
pairment loss has been recognized.
 The available-for-sale investment
s
 reserve on equity securities was reduced by HK$1,381 million to HK$1,352 million since last year-end, mainly attributable to the decrease in the fair value of certain
equity securities which were
 not impaired but
 adversely affected by the slowdown of the equities market.

In accordance with the accounting standard, we have written down the value of certain impaired
equity securities acquired in recent years amounted to HK$118 million and recognised through the income statement as a result of the significant and in some case, prolonged decline in global equity markets.

The return on average shareholders' funds was 32.8 per cent, compared with 36.6 per cent for the first half of 2007 and 34.3 per cent for the second half of 2007.

There was no purchase, sale or redemp
tion by the b
ank, or any of its subsidiaries, of the
b
ank's securities during the first half of 2008.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Capital resources management

Analysis of capital base and risk-weighted assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2008	2007	2007

Capital base
Core capital:
- Share capital	9,559	9,559	9,559
- Retained profits	33,262	27,546	29,437
- Classified as regulatory reserve	(1,061)	(572)	(911)
- Less: goodwill	(301)	(272)	(283)
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(6,430)	(2,416)	(5,875)
- Total core capital	35,029	33,845	31,927

Supplementary capital:
- Fair value gains on the revaluation
of property	3,750	3,328	3,466
-Fair value gains on the revaluation
of available-for-sale investment
and equity	507	599	823
- Collective impairment allowances	68	572	636
- Regulatory reserve	127	572	911
- Term subordinated debt	10,354	10,343	10,354
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(6,430)	(2,416)	(5,875)
- Total supplementary capital	8,376	12,998	10,315

Total capital base after deductions	43,405	46,843	42,242

Risk-weighted assets
- Credit risk	272,701	348,698	342,798
- Market risk	2,333	1,313	2,166
- Operational risk	36,314	30,377	33,558
	311,348	380,388	378,522

Capital adequacy ratio	13.9%	12.3%	11.2%
Core capital ratio	11.3%	8.9%	8.4%

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Capital resources management
(continued)

Capital ratios at 30 June 2008 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the HKMA under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II, which came into effect on 1 January 2007. Having obtained approval from the HKMA to adopt the 'foundation internal ratings-based approach' ('FIRB') to calculate the risk-weighted assets for credit risk from 1 January 2008, the b
ank used the FIRB approach to calculate its credit risk exposure at 30 June 2008. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively. The capital adequacy ratio and core capital ratio at 31 December 2007 were calculated using the standardised (credit risk) approach ('STC'). As there are significant differences between the FIRB and STC approaches, the capital ratios of the two periods are not directly comparable.

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

In accordance with the HKMA guideline
Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting
, the g
roup has earmarked a 'regulatory reserve' of HK$1,061 million from retained profits.

Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
	2008	2007	2007

The b ank and its subsidiaries
designated by the HKMA	47.3%	52.9%	53.0%

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Reconciliation of cash flow statement

(a)
    Reconciliation of operating profit to net cash flow from operating activities

	Half year ended	Half year ended
	30 June	30 June
Figures in HK$m	2008	2007

Operating profit	9,112	7,773
Net interest income	(8,252)	(6,696)
Dividend income	(54))	(26	) )
Loan impairment charges and other
credit risk provisions	188	280
Impairment of available-for-sale equity securities	118	__
Depreciation	201	169
Amortisation of intangible assets	27	11
Amortisation of available-for-sale investments	(333)	(392)
Amortisation of held-to-maturity debt securities	__	(2)
Advances written off net of recoveries	(192)	(215)
Interest received	7,021	12,029
Interest paid	(4,818)	(9,372)
Operating profit before changes in working capital	3,018	3,559
Change in treasury bills and certificates of deposit
with original maturity more than three months	9,223	(3,108)
Change in placings with and advances to banks
maturing after one month	(17,675)	3,429)
Change in trading assets	(2,881))	1,677
Change in financial assets designated at fair value	(125)	(472)
Change in derivative financial instruments	3,069	806
Change in advances to customers	(28,797)	(31,685)
Change in other assets	(3,354)	4,164
Change in financial liabilities designated at fair value	(10)	486
Change in current, savings and other deposit accounts	(11,505)	29,125
Change in deposits from banks	(1,101))	40,154
Change in trading liabilities	5,616	(15,799)
Change in certificates of deposit and
other debt securities in issue	(1,659)	(313)
Change in other liabilities	4,724	(15,665)
Elimination of exchange differences
and other non-cash items	(3,435)	(3,560)
Cash (used in)/ generated from operating activities	(44,892))	12,798
Taxation paid	(26)	(422)
Net cash (outflow)/inflow from operating activities	(44,918))	12,376

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Reconciliation of cash flow statement
(continued)

(b)
    Analysis of the balances of cash and cash equivalents

	At 30 June	At 30 June
Figures in HK$m	2008	2007

Cash and balances with banks and
other financial institutions	19,755	12,921
Placings with and advances to banks and other
financial institutions maturing within one month	96,126	71,487
Treasury bills	5,371	6,258
Certificates of deposit	2,882	445
	124,134	91,111

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 30 June 2008

Direct credit substitutes	3,554	3,554	1,775
Transaction-related contingencies	1,233	616	555
Trade-related contingencies	11,203	2,241	1,460
Forward asset purchases	196	196	196
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable &#61527;	33,121	23,389	8,318
- unconditionally cancellable	147,070	28, 786	5,527
	196,377	58, 782	17,831

Exchange rate contracts:
Spot and forward foreign exchange	487,800	7,351	1,852
Other exchange rate contracts	80,674	1,777	870
	568,474	9,128	2,722

Interest rate contracts:
Interest rate swaps	226,277	2,078	406
Other interest rate contracts	262	1	__
	226,539	2,079	406

Other derivative contracts	29,714	2,948	1,678

&#61527;
 The contract amount for undrawn formal standby facilities, credit lines and other commitments to lend with original maturity of 'not more than one year' and 'more than one year' were HK$16,028 million and HK$17,093 million respectively.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Contingent liabilities, commitments and derivatives
 (continued)

		Credit	Risk-
	Contract	equivalent	weighted
	amount	amount	amount
Figures in HK$m	(restated)

At 30 June 2007

Direct credit substitutes	4,167	4,167	3,43 7
Transaction-related contingencies	677	339	335
Trade-related contingencies	10,911	2,182	2,172
Forward asset purchases	45	45	45
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not more than one year	29,3 23	5,865	5,865
- more than one year	17,384	8,692	7,40 9
- unconditionally cancellable	110,015	__	__
	17 2,5 22	21,290	19,263

Exchange rate contracts:
Spot and forward foreign exchange	390,707	4, 601	1,1 80
Other exchange rate contracts	20,295	50 4	12 3
	411,002	5,105	1,303

Interest rate contracts:
Interest rate swaps	176,490	1,524	347
Other interest rate contracts	323	1	__
	176,813	1,525	347

Other derivative contracts	8,860	637	293

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Contingent liabilities, commitments and derivatives
 (continued)

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2007

Direct credit substitutes	4,651	4,651	3,638
Transaction-related contingencies	812	406	398
Trade-related contingencies	10,274	2,055	2,045
Forward asset purchases	115	115	115
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not more than one year	20,253	4,051	4,051
- more than one year	15,973	7,986	6,752
- unconditionally cancellable	145,641	__	__
	197,719	19,264	16,999

Exchange rate contracts:
Spot and forward foreign exchange	580,889	7,606	2,196
Other exchange rate contracts	25,957	803	189
	606,846	8,409	2,385

Interest rate contracts:
Interest rate swaps	189,703	2,121	520
Other interest rate contracts	312	__	__
	190,015	2,121	520

Other derivative contracts	26,709	2,294	1,263

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which came into effect on 1 January 2007.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans.
As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Contingent liabilities, commitments and derivatives
 (continued)

Derivative financial instruments are held for trading or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 30 June		At 30 June		At 31 December
	2008		2007		2007
Figures in HK$m	Trading	Hedging	Trading	Hedging	Trading	Hedging

Contract amounts:
Interest rate contracts	149,919	77,233	110,819	66,737	129,861	60,232
Exchange rate contracts	732,597	__	557,212	__	725,862	__
Other derivative contracts	46,185	__	13,120	__	43,983	__
	928,701	77,233	681,151	66,737	899,706	60,232

Derivative assets:
Interest rate contracts	987	562	412	650	703	935
Exchange rate contracts	3,326	__	1,214	__	2,512	__
Other derivative contracts	1,168	__	72	__	552	__
	5,481	562	1,698	650	3,767	935

Derivative liabilities:
Interest rate contracts	1,041	256	580	185	777	148
Exchange rate contracts	2,667	__	1,260	__	2,073	__
Other derivative contracts	4,918	__	93	__	1,685	__
	8,626	256	1,933	185	4,535	148

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Additional information

1.         Statutory accounts and accounting policies

The information
 in this news
 release is not audited and does not constitute statutory accounts.

Certain fin
ancial information in this news
 release is extracted from the statutory accounts for the year ended 31 December 2007 ('2007 accounts'), which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2008.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the b
ank's Interim Report which will be published on the websites of The Stock Exchang
e of Hong Kong Limited and the b
ank on the
 date of the issue of this news
 release.

This news
 release has been prepared on a basis consistent with the accounting policies adopted in the 2007 accounts except for the following:

HK(IFRIC)-Int 11 'Group and Treasury Share Transactions' is effective for annual periods beginning on or after 1 March 2007. On application of this interpretation, with effect from 1 January 2008, the
g
roup has recognised all share-based payment transactions as equity-settled. In prior years, certain share-based payment transactions involving principally achievement and restricted share awards were recognis
ed as cash-settled transactions, whereby a liability was recognised in respect of the fair value of such awards at each reporting date. With effect from 1 January 2008, when these are recognised as equity-settled transactions, the fair value of the awards at grant date are recognised in 'Other reserves' under shareholders' equity, instead of the fair value being remeasured at each reporting date as a liability. The application of the HK(IFRIC)-Int 11 does not have significant financial and presentation effects on the
g
roup's financial statements. As a result, no restatement of comparative figures was made as the amounts were immaterial.

2.
    Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3.
    Acquisition

On 31 January 2008, the b
ank signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank ('YTCCB') - one of the largest city commercial banks in Shandong province - for a total consideration of RMB800 million. Upon completion of the acquisition, which is subject to the relevant regulatory and YTCCB shareholder approvals, the
b
ank will become the largest shareholder of YTCCB.

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Additional information

(continued)

4.
    Property revaluation

A revaluation of Hang Seng's premises and investment properties in
Hong Kong
 was performed in June 2008 to reflect property market movements in the first half of 2008. The group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors.
The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for
g
roup premises amounted to HK$598 million of which HK$39 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$559 million was credited to the premises revaluation reserve. Revaluation gains of HK$190 million on investment properties were recognised through the income statement. The relat ed deferred tax provisions for g
roup premises and investment properties were HK$99 million and HK$31 million respectively.

The revaluation exercise also covered business premises/investment properties reclassified as properties held for sale. In accordance with HKFRS 5, there was no revaluation gain/loss recognised through the income statement.

5.
    Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. Net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 30 June 2008, the US dollar (US$) and renminbi (RMB) were the currencies in which the
g
roup had non-structural foreign currency positions that
were
not less than 10 per cent of the total net position
in all foreign currencies. The g
roup
also
had a renminbi structural foreign currency position, which was not less than 10 percent of the total net structural position in all foreign currencies.

	At 30 June		At 30 June		At 31 December
Figures in HK$m		2008		2007		2007
	US$	RMB	US$	RMB	US$	RMB
Non-structural position
Spot assets	211,580	41,181	218,083	22,021	227,698	26,160
Spot liabilities	(195,205)	(42,101)	(212,016)	(22,935)	(184,258)	(26,149)
Forward purchases	284,711	44,852	241,832	4,049	298,806	26,549
Forward sales	(298,470)	(45,877)	(238,922)	(6,144)	(335,592)	(28,330)
Net option position	(29)	__	60	__	32	__
Net long/(short) non-structural position	2,587	(1,945)	9,037	(3,009)	6,686	(1,770)

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Additional information

(continued)

5.
    Foreign currency positions
(continued)

At 30 June 2008, the g
roup's major structural foreign currency positions were in US$ and RMB.

	At 30 June		At 30 June		At 31 December
		2008		2007		2007
		% of		% of		% of
		total net		total net		total net
		structural		structural		structural
	HK$m	position	HK$m	position	HK$m	position
Structural positions
US dollar	287	2.2	287	2.9	286	2.5
Renminbi	12,265	96.0	9,469	95.9	10,752	95.8

6.
    Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned, subsidiary of HSBC Holdings plc
.

7.
    Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Wednesday, 20 August 2008, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Tuesday, 19 August 2008. The second interim dividend will be payable on Thursday, 4 September 2008 to shareholders on the register of shareholders of the Bank on Wednesday, 20 August 2008. Shares of the Bank will be traded ex-dividend as from Monday, 18 August 2008.

8.
    Proposed timetable for the remaining 2008 quarterly dividends

	Third	Fourth
	interim dividend	interim dividend

Announcement	3 November 2008	2 March 2009
Book close and record date	20 November 2008	18 March 2009
Payment date	10 December 2008	31 March 2009

Hang Seng Bank Limited	Financial Review (continued)
__________________________________________________________________________________________

Additional information

(continued)

9.
    Code on Corporate Governance Practices

The b
ank is committed to high standards of corporate governance and follows the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hon
g Kong Monetary Authority. The b
ank has also followed all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30 June 2008.

The Audit Committee of the b
ank has reviewed the results for the six months ended 30 June 2008.

10.
    Board of Directors

As at 4 August 2008, the Board of
Directors of the b
ank comprises Dr Raymond K F Ch'ien* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona
#
, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr
Alexander A Flockhart
#
, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo
#
, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong
#
.

*
    Independent non-executive Directors
#
    Non-executive Directors

11.

News
 release

Copies of this news
 release may be obtained from Legal and Company Secretarial Services Department, Level 10,
83 Des Voeux Road
 Central,
Hong Kong
; or from Hang Seng's website
www.hangseng.com
.

The 2008 Interim Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of The Stock Exchange of Hong Kong Limited and Hang Seng Bank on the
 date of the issue of this news
 release. Printed copies of the 2008 Interim Report will be sent to shareholders in late August 2008.

Media
 enquiries to
:

Walter Cheung	Telephone: (852) 2198 4020
Michelle Chan	Telephone: (852) 2198 4236

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                               Date: August 04, 2008